December 9, 2010

Ronald R. Bessette
Senior Counsel
Lincoln Financial Group
One Granite Place
Concord, New Hampshire 03301

> Re:  Lincoln Life Variable Annuity Account N
>     Lincoln National Life Insurance Company
>     Form N-4 Post-Effective Amendment No. 45
>     File Nos. 333-40937 and 811-8517

Dear Mr. Bessette:

The staff has reviewed the above-referenced post-effective amendment (PEA) on Form N-4, which the Commission received on October 29, 2010. The PEA would add a supplement with the optional Lincoln Long-Term Care Advantage Rider (LTC Rider) which would provide monthly long-term care benefit payments (LTC Benefits) for qualified long-term care services up to a monthly maximum limit. We have given the PEA a full review. Based on our review, we have the following comments on this filing. Page numbers refer to the courtesy copy of the PEA.

**1. General Comments**

a. Please explain to staff how and when the language of this supplement will be incorporated into the underlying prospectus. In a correspondence letter dated November 8, 2010 letter (November 8th Letter) at page 3, Comment 2c, d. response, Lincoln states that the current supplement is intended to be a self-contained document. However, parts of the supplement, *e.g.*, page 2, clearly indicate incorporation.

b. Please add a table of contents or index to this complex rider to enable contractowners to locate relevant provisions.

**2. Introduction** (p. 1)

a. Please disclose any additional major disadvantages with regard to electing the LTC Rider beyond what is summarized in the third full paragraph on page 1.

b. Please briefly disclose any relevant investment requirements in the summary on page 1.

    c.  Please disclose when the LTC Rider must be elected

    d.  Please disclose whether election of the LTC Rider is mutually exclusive of any other riders available under the contract.  For example, what, if any, living benefit riders are still available if the LTC Rider is chosen?

**3.  Expense Tables** (pp. 2-3)

    a.  Please clarify the phrase "standard benefit" as used in the second to the last sentence of the second paragraph on page 2.  For example, is this a reference to the standard LTC Benefit?

    b.  The fourth paragraph on page 2 describes the LTC Charge as being the sum of the Acceleration Benefit Charge, the Extension Benefit Charge, and the Optional Nonforfeiture Benefit Charge, if elected, and then goes on to give a very general description of the basis for each charge.  Please summarize briefly the base for each charge.  Please also give a more specific cross-reference to where the base for each charge is described in detail later in the supplement, *e.g.*, note that these charges are more clearly described in the starred footnotes to the fee table.  Please consider whether a glossary of defined terms at the end of the supplement might be useful for this purpose.

    c.  The fifth paragraph on page 2 states that for the Acceleration Benefit Charge there is a guaranteed maximum percentage rate that cannot be exceeded and that that charge also varies depending on whether the Growth Benefit has been elected.  Please confirm that the maximum rate cannot be exceeded even if the Growth Benefit has been elected, *i.e.,* the guaranteed maximum Acceleration Benefit Charge annual percentage rate of 2.00% (as shown in the fee table, bottom of page 2) includes the percentage rate with the Growth Benefit.  The relationship between the Acceleration Benefit Charge and the Growth Benefit remains elusive at this point in the disclosure.

    d.  The Supplement states on page 2 that the charges for the Extension Benefit and the Optional Nonforfeiture Benefit displayed further in the prospectus are those the registrant is "currently …permitted by state law to assess."  This language suggests that any increase in those charges cannot be made by the registrant at its discretion.  However, the charges are listed in the table as the "Highest Current" charge.  This wording leaves ambiguity as to the extent to which increases lie within the registrant's discretion.  Please revise the Supplement to clarify this ambiguity.

    e.  Please add headings to the expense tables on pp. 2-3, in particular to clarify that the term "none" refers to no guaranteed maximum percentage charge rate (as opposed to no charge at all).  Please also add a heading to the current charges table on page 3.

    f.  Please clarify certain ambiguities in your description of the relationship between the Growth Benefit and the LTC Charge as described in the fourth paragraph on page 2 and in the first starred footnote on page 3.  Specifically, the narrative in paragraph 4 at page 2, states that for purposes of calculating the Acceleration Benefit Charge, the percentage of the LTC

Guaranteed Amount will generally be higher if the Growth Benefit is elected, yet no mention is made that the LTC Guaranteed Amount itself may vary if the Growth Benefit is elected. Separately the first starred footnote on page 3 states that the LTC Guaranteed Amount itself may be increased if the Growth Benefit is elected but no statement is made regarding whether the relevant percentage will vary.

g.  Please clarify in the latter part of the third sentence in the first starred footnote on page 3 that the relevant sub-accounts and fixed account are those in which the contractowner is invested.

h.  In the fourth sentence of the first starred footnote on page 3, please give a cross-reference to where the term Excess Withdrawals is explained later in the supplement.

i.  In the second (double-starred) footnote on page 3, please remove the second to the last sentence that states "we currently do not intend to raise the charge" for the Extension Benefit Charge percentage as misleading and inconsistent with the previous sentence and unless Lincoln can give support for that statement.

j.  In the third (triple-starred) footnote on page 3, please remove the second to the last sentence that states "we currently do not intend to raise the charge" for the Extension Benefit Charge percentage as misleading and inconsistent with the previous sentence or unless Lincoln can give support for that statement.

k.  The Supplement states on page 7 that the Extension Benefit is twice the Acceleration Benefit which, according to the prospectus on page 6, is initially equal to the LTC Guaranteed Amount.  Accordingly, please state in the Extension Benefit charge footnote and the Optional Nonforfeiture Charge footnote that, for purposes of assessing overall aggregate charges, the base for these charges is initially twice the base of the charge for the Acceleration Benefit.

**4.  Example** (p. 4)

Please confirm to staff that the example represents the most expensive contract options. Please also confirm that no other riders may be combined with the LTC Rider that might increase costs.

**5.  Summary of the LTC Rider** (pp. 5-6)

a.  Please clarify in the disclosure under "How do LTC Benefits impact my contract value" (at page 6), whether contract value can ever be transferred out of the LTC Fixed Account once the contractowner begins receiving LTC Benefits.

b.  The prospectus uses a defined phrase, "Chronically Ill," on page 6.  Please define its meaning here and ensure consistency with the statements made in the Introduction on page 1.

c.  In the "What are the LTC Benefits?" paragraph (at page 6), please clarify that if the Growth Benefit option is elected, the TLC Guaranteed Amount may increase by the amount of investment gain in the subaccounts and fixed account <u>in which the contract owner is invested</u>. Please make this same clarification in the second bullet on page 7 describing the Growth Benefit and wherever else in the supplement this language appears.

    d.  Please also explain to staff and clarify how the Growth Benefit operates if contract value is transferred to the LTC Fixed Account once a contractowner begins receiving LTC Benefits.  If the ability to lock in investment gains terminates at the time, please explicitly disclose.

    e.  In the "What are the LTC Benefits?" paragraph at page 6, please clarify more explicitly the last sentence before the first bullet with respect to the relationship of Excess Withdrawals and payment of Acceleration Benefits and Growth Benefits.

    f.   The Supplement notes on page 6 that all benefits under the Rider are subject to claims of the registrant's general creditors and the claims paying ability of Lincoln Life.  Please note this in the "Risks" subsection of the Summary.

    g.  With respect to the Acceleration Benefit language at the bottom of page 6, language appears to be missing.  Please correct.

    h.  The Supplement states on page 7 that Growth Benefits are paid out of the general account if contract value has been reduced to zero.  Please clarify the circumstances under which this could happen (*e.g.*, previous gains could be locked in under the benefit resulting in a Growth Benefit, even though subsequent withdrawals and adverse investment experience has reduced contract value to zero).

    i.  In the "When are LTC Benefits paid?" paragraph on page 7, please clarify the concept of maximum monthly amount and how it is calculated.  Alternatively give a more specific cross-reference.  Please note this limitation earlier in the risk section of the Summary.

    j.  In the "When are LTC Benefits paid?" paragraph on page 7, please clarify whether the benefit duration must run consecutively or whether there can be breaks during which the contractowner may not be receiving LTC Benefits.

    k.   The disclosure in the last full paragraph on page 8 states that if the contractowner elects the Growth Benefit, he may not make any Conforming Withdrawals and all withdrawals will be treated as Excess Withdrawals.  Please disclose this limit earlier in the risk section of the Summary and bold this language here.  In addition, please clarify in this section that a proportional reduction means that Excess Withdrawals will reduce all LTC Benefits by more than dollar for dollar when those benefits exceed the contract value.

    l.  In the "Are there any restrictions on how I invest my money . . ." paragraph at the bottom of page 8, please add disclosure from the 6[th] bullet on page 10 that describes in more detail the potential consequences of the investment restrictions.

m.  In the "What are the charges for the LTC Rider" paragraph on page 9, please disclose that the LTC Charge is higher if the Growth Benefit option is elected both because the Acceleration Benefit Charge will be higher and because the LTC Guaranteed Amount may also be higher if there is contract growth.

n.  In the What if I decide to terminate the LTC Rider" paragraph on page 9, please disclose how such termination affects the underlying insurance contract.

o.  Please add the statement from the second to the last bullet on page 10 that if "you purchase the LTC Rider, you may not purchase any of the living benefit riders that we offer", to the first page of the supplement.

p.  The Supplement compares the usage of the LTC rider to pay LTC expenses with the usage of a GLB rider and conventional annuities.  Please also compare using the LTC rider with conventional LTC insurance.  Please also move this question more to the front of the Summary section.

**6.  Eligibility to Purchase the LTC Rider** (pp. 11-13)

a.  Please describe with greater specificity (at page 11, last bullet) what medical conditions and medications will disqualify a contractowner from being eligible to purchase the LTC Rider, and the nature of the statements to be reviewed regarding an applicant's medical history.  Please also disclose whether or not the contractowner has any right to repeal a determination of ineligibility.

b.  In the "Limitations on Purchase Payments" paragraph on page 12, please clarify if $400,000 is the maximum amount of <u>cumulative</u> purchase payments that may be made over the 90 day period.

**7.  Investment Restrictions** (p. 12)

Because this disclosure will be initially distributed as a supplement, please summarize briefly the investment restrictions in "Option 3" of the underlying prospectus.

**8.  Eligibility to Receive Benefit Payments** (pp. 13-17)

a.  In the "Step 6" paragraph at the bottom of page 13, please give a cross-reference to where the 90 day deductible period is described in more detail later in the Supplement.

b.  In the Written Assessment paragraph on page 14, please put the second sentence into plain grammatical English.

c.  In the "Requesting LTC Benefits" paragraph, fourth sentence, on page 15, please give a cross-reference to the appropriate section later in the supplement that addresses limits on the dollar amount of LTC Benefit payments.

d.  In the "Denial of LTC Benefits" paragraph on page 16, please disclose possible grounds for denial, whether the contractowner has any further redress after denial of a request for review, whether the contractowner will be granted benefits retroactively if a request for review is granted, and whether a denial could potentially affect future requests for LTC Benefits.

e.  In the "Establishing Continued Eligibility for LTC Benefits" paragraph, "Every Three Months" section, on page 16, please disclose whether a new Request for Benefits form will be automatically sent to the contractowner before the expiration of the current three-month benefit period and if not, how a contractowner can obtain such a form.  Please also disclose if the contractowner has the option not to receive the additional month of LTC Benefits and if so how can the contractowner stop payment of such benefits.

f.  In the "Establishing Continued Eligibility for LTC Benefits" paragraph, "Every Year" section, on page 16, please disclose whether a new assessment form will be automatically sent to the contractowner before the end of the year and if not, how a contractowner can obtain such a form.

g.  In the Revocation of LTC Benefits paragraph at the bottom of page 16, please disclose possible grounds for revocation of eligibility, whether the contractowner has any further redress after denial of a request for review, whether the contractowner will be granted eligibility retroactively if a request for review is granted, and whether a denial could potentially affect future eligibiltiy for LTC Benefits.  Please also consider changing the heading of this paragraph to "Revocation of Eligibility for LTC Benefits."

h.  Please clarify to staff that an overpayment of LTC Benefits as described on page 17 does not include receipt of more than actual expenses for long term care services as stated on page 15 in the gray box.  Please clarify in the disclosure what constitutes an overpayment.

i.  The Supplement states that one basis for determining eligibility is whether the investor has been or will be receiving services covered by the LTC Rider.  Please clarify why this is a basis for eligibility.

**9.  Determining LTC Benefits** (pp. 17-32)

a.  Please consider adding a cross-reference to the relevant section of the supplement where a more detailed description of each of the terms described in the boxes on pp. 18-20 appears.

b.  The box at the bottom of page 18 states that the LTC Benefits incur no surrender charges but the payments are applied against the contract's free withdrawal provision.  Please clarify what is the consequence of this application.

c.  In the Extension Benefit box at the top of page 19, please clarify the third bullet, *i.e.*, the Extension Benefit equals double the Acceleration Benefit at what point in time, the initial amount of the Acceleration Benefit?  (Otherwise the amount of the Acceleration Benefit would always be zero by the time the Extension Benefit kicks in.)

d.  Please clarify in the Withdrawals box at the bottom of page 19, that only "the amount of the withdrawal that exceeds 5% of any excess of contract value over the LTC Guaranteed Amount" (as stated on page 8) constitutes an Excess Withdrawal.

e.  Please add as a fourth bullet point in the Withdrawals box that ANY withdrawal taken is an Excess Withdrawal if the Growth Benefit option has been elected.

f.  The Acceleration, Extension, and Growth Benefit boxes on pages 18 and 19 note that these benefits are paid up to a "maximum monthly amount." The disclosure on pages 22 and 25 makes clear that there is a separate maximum monthly amount for the Acceleration and Extension Benefits together that is not the same as the separate maximum monthly amount for the Growth Benefit.  Please revise the disclosure in the boxes on page 18 and 19 to make that clear, and note that the Growth Benefit maximum monthly amount changes, depending on changes in investment performance.

g.  In the "Special Considerations When Determining the Amount of Benefits to Request" section, second paragraph, page 24, please expand the discussion in the last sentence on that page as to how taking less than the maximum benefit during the Acceleration Benefit Duration has the advantage of allowing the contractowner to retain his death benefit and annuity options.  Please also disclose in this section any additional negative consequences to requesting benefits in excess of actual long term cares expenses, *e.g.*, tax consequences.

h.  In the "Growth Benefit Option" section, at the top of page 26, please highlight and clarify that because contract value is transferred to the LTC Fixed Account once a contractowner is determined to be eligible to begin receiving LTC Benefit payments (of any kind), there is very little likelihood that the LTC Guaranteed Amount will continue to increase even if the Growth Benefit Option has been elected and even though charges for that option continue to be imposed. Please expand the discussion of negative consequences to electing the Growth Benefit Option, and include several specific factual scenarios.

i.  The Supplement refers to the LTC Guaranteed Amount being "stepped up" on page 26, and later on page 27 refers to a capitalized phrase, "Automatic Step-Ups," without being clear as to whether this refers to the step ups described on page 26.   Please ensure that all capitalized phrases are clearly defined, either at first use or where the concept is first described, (*e.g.*, the capitalized phrases on page 13).

j.  The Supplement states on page 26 that the maximum LTC Guaranteed Amount is $800,000.  This means that the maximum monthly amounts of Acceleration, Extension and Growth Benefits available for Long Term Care cannot exceed $10,000 over the maximum seven year period.  Please note this in the risk subsection of the Summary in noting that the benefits may not be enough to pay for all long term care expenses incurred.

k.  The Supplement states on page 26 that the maximum LTC Guaranteed Amount is $800,000.  This means that the maximum monthly amounts of Acceleration, Extension and Growth Benefits available for Long Term Care cannot exceed $10,000 over the maximum seven year period.  Please note this in the risk subsection of the Summary in noting that the benefits may not be enough to pay for all long term care expenses incurred.

       l.  The formula used to describe how the Maximum Monthly Growth Benefit is non-intuitive.  Specifically, it is unclear how the operation of the factors in the denominator numerator determines the number of months over which the Growth Benefit would be paid.  Please describe this formula in plain English and why it is calculated in the way described. 15.

       m.  The Supplement highlights in bold on page 28 the fact that no Growth Benefit payments are made if the amount requested can be covered by available amounts under the Acceleration and Extension Benefit.   The Supplement then notes on page 29 that unused Growth Benefit Payments can be used once the Maximum Growth Benefit Monthly amount is recalculated.   For clarity, please note this following the bold language on page 29.

       n.  In the Growth Benefit example in the gray box on page 29, please clarify in the disclosure and explain to staff how the amount of Maximum Monthly Growth Benefit ($111.11) was determined.

**10.  Withdrawals** (p. 32-34)

       a.  The Conforming Withdrawal disclosure on page 33 states that if the LTC Guaranteed Amount is equal to or greater than your contract value on a contract anniversary, any withdrawal in that contract year will not be a Conforming Withdrawal.  Please add this statement in bold to the Summary discussion of withdrawals on page 8.

       b.  The Excess Withdrawal disclosure on page 33 also states that any Excess Withdrawal that reduces the contract value to zero will terminate the LTC Rider and the only LTC Benefit that the contractowner may receive will be the Optional Nonforfeiture Benefit if elected.  Please add this statement in bold to the Summary discussion of withdrawals on page 8.

       c.  The grey box summarizing Conforming Withdrawals on page 33 omits references to withdrawals taken if the Growth Benefit option is elected and if the LTC Guaranteed Amount exceeds contract value.  Please revise this grey box accordingly.

       d.  The disclosure in the summary on page 8 states that the amount of the withdrawal that exceeds 5% of any excess of the contract value over the LTC Guaranteed Amount will be an Excess Withdrawal.  This statement implies that only the amount of the withdrawal that exceeds the conforming amount as opposed to the entire amount of the withdrawal will be counted as excess.  Please add disclosure to the Excess Withdrawal section on page 33 that clarifies whether only the amount of the withdrawal that exceeds the Conforming Withdrawal will be counted as excess for purposes of calculating the percentage reduction to contract value.  Alternatively clarify what amount of the Excess Withdrawal would be used to calculate the percentage reduction to contract value.

e. In the example on page 34, please clarify how the Excess Withdrawal amount was calculated and please disclose the applicable Conforming Withdrawal amount.

## 11. LTC Fixed Account (pp. 34-35)

a. The disclosure at the top of page 35 states that on the date that Lincoln makes the initial determination that the contractowner is eligible to receive LTC Benefits, Lincoln will transfer contract value equal to the LTC Guaranteed Amount as of that date to the LTC Fixed Account. The summary on page 6 states that Lincoln transfers contract value to the LTC Fixed Account once the contractowner begins receiving LTC Benefits. Please resolve this discrepancy and consistently describe throughout the supplement when contract value is transferred to the LTC Fixed Account.

b. The last paragraph of this section discloses how and when contractowners may be allowed to transfer contract value from the LTC Fixed Account back to the subaccounts after receipt of LTC Benefits has stopped. Please add this disclosure to the summary.

## 12. Termination (pp. 35-36)

a. Please confirm supplementally that the list of bullets describing when the LTC Rider terminates is complete, *e.g.*, would fraudulent claims for benefits and/or eligibility terminate the LTC Rider?

b. In the November 8[th] Letter, page 25, Comment response 31c., Lincoln states that a contractowner may not have i4Life Advantage or Lincoln SmartIncome Inflation with the LTC Rider and has attempted to clarify the disclosure at the bottom of page 35 and top of page 36. For clarity, please include the explanatory language from the response letter in the actual supplement in the appropriate place at pp. 35-36.

c. Please supply the language missing from this section.

## 13. Nonforfeiture Benefit (pp. 36-37)

a. Please clarify the first bullet at the bottom of page 36, *i.e.*, is the Nonforfeiture Benefit Amount equal to one single month's Maximum Monthly Level Benefit. If so, how likely is it that Nonforfeiture Benefit Amount payments will be payable over a period of time, *i.e.*, monthly up to the Maximum Monthly Level Benefit amount as stated at the end of the first full paragraph on page 37.

b. Please consistently capitalize "amount" at the bottom of page 36 inasmuch as it is capitalized on page 37.

c. Please note in the Summary that the amount of either the "standard" nonforfeiture benefit and the "optional" nonforfeiture benefit is one month Maximum Monthly Level Benefit, and that the only difference between the two benefits is that the optional benefit provides the benefit upon termination for any reason while the standard provides the benefit only if there is a specified increase in the Extension Benefit charge.

**14.  LTC Charge** (pp. 38-40)

a.  Please clarify at the end of the first full paragraph of the Acceleration Benefit Charge section on page 39, that the contractowner will continue to pay the higher Acceleration Benefit Charge annual percentage rate for the Growth Benefit option even when contract value falls or remains below the LTC Guaranteed Amount, even when the contract value never increases sufficiently to cause the LTC Guaranteed Amount to step up or increase, and even when the contractowner terminates the Automatic Steps-ups.

b.  Please disclose in more detail on page 39 how the Extension Benefit Charge varies based upon the contractowners' age as of the contract date.

c.  Please disclose in more detail on page 40 how the Optional Nonforfeiture Benefit Charge varies based on the contractowners' age as of the contract date.

**15.  Miscellaneous**

Given the absence of certain language that we have identified above as missing from the Supplement, please review the entire supplement and ensure that it is accurate and complete. Please also add page numbers to the supplement.

**16.  Power of Attorney**

Please confirm that the power of attorney being incorporated by reference includes the 1933 Act number of the instant PEA.

**17.  Financial Statements, Exhibits, and Other Information**

Please provide any financial statements, exhibits, consents, and other required disclosure not included in this post-effective amendment

**18.  Tandy Representation**

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require.  Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosure they have made.

In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:

- the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provided to the staff of the Division of Investment Management in our review of your filing or in response to our comments on your filing.

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Please respond to these comments with a letter to me and a revised post-effective amendment to the registration statement. If you believe that you do not need to change the post-effective amendment in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the post-effective amendment, it will be reviewed further after your response to our comments. Therefore, we reserve the right to comment further on the post-effective amendment.

If you have any questions, please call me at (202) 551-6762. My facsimile number is (202) 772-9285. Mail or deliveries should be addressed to 100 F Street, NE, Washington, D.C. 20549-8629.

Sincerely,

Ellen J. Sazzman
Senior Counsel
Office of Insurance Products